Nova Energy, Inc.

2050 Russet Way

Ste. 190

Carson City, NV 89703

775-720-9411 (Phone)

801-640-2800 (Fax)

novaenergy@shaw.ca

March 24, 2009

US Securities & Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attn: John Lucas

Re:

Nova Energy, Inc.

Amendment 3 to Registration Statement on Form 10

Filed February 19, 2009

File # 0-27693

Dear Mr. Lucas:

I am responding to your letter dated March 12, 2009, regarding the above-referenced filing for Nova Energy, Inc. I have taken under advisement your comments and suggestions and accordingly, have submitted an Amended Form 10 registration in order to register securities issued by Nova Energy, Inc

Amendment 3 to Registration Statement on Form 10

General

1.

We note your response to your comment 2 from our letter dated December 31, 2008. Please further revise the Form 10 to make clear the reasons for the registrant’s failure to file required Exchange Act reports with the Commission, and specify in the revised disclosure the periods during which such failures occurred. Also, state explicitly Mr. Bodard’s management role during this time.

Response:

We did not file timely reports initially because we attempted to retrieve pertinent information from PCSupport’s management regarding their business activities and financial transactions.  The Company was negligent in not filing its quarterly and annual reports up until April 26, 2006, when we filed the Form 15 which we incorrectly assumed negated our filing obligations.

As Nova Energy, Inc., we began posting the company’s financial information on www.pinksheets.com beginning with the year ended June 30, 2004, and audited statements for the years ended 2006 through 2008.

In addition to incurring the out-of-pocket expenses to maintain the company, Mr. Bodard’s management role during the time we did not file quarterly or annual reports, explicitly was to seek viable oil and gas companies interested in doing business

Risk Factors, Page 5

2.

The response to prior comment 5 suggests that you did not understand the intent of the comment. Please further revise this section generally to eliminate text that mitigates or that may reduce the risk you are discussing in each factor. For example, we note the text under “Title to oil and gas properties,” beginning with “[t]he Company has taken and will continue to take all reasonable steps.” This language attempts to mitigate the risk that you might not hold proper title to your properties, and is therefore inappropriate for the risk factors section.

Response:

We have done our best to eliminate any references to “mitigating or reducing” risks in the amended Form 10.

Form 10-Q for the fiscal quarter ended December 31, 2008

Financial Statements

General

3.

Please amend your filing to include, in addition to your quarterly financial statements, Statements of Operations and Statements of Cash Flows for the year-to-date period, from July 1, 2008 through December 31, 2008, and the comparable period of the preceding fiscal year, to comply with Rule 8-03 of Regulation S-X. Please also make all revisions necessary to resolve the other issues identified in this comment letter.

Response:

We have amended our filing to comply with Rule 8-03 of Regulation S-X.

Note 1 - Basis of Presentation, page 8

4.

We note that you have not complied with prior comment 15, regarding references to incorrect or superseded accounting literature in your filing. We also see that you continue to reference outdated guidance in both of your subsequent interim reports, as with your disclosure about impairment testing. Please correct your disclosures.

Response:

We have amended our filing to comply with your prior comment No. 15 regarding references to incorrect or superceded accounting literature as well as, your comments in No. 4, herein.

Management’s Discussion and Analysis or Plan of Operation, page 12

5.

We note your multiple references to Form 10-QSB. Please note that this form was removed effective October 31, 2008. See Release No. 33-8876 available at http://www.sec.gov/rules/final/2007/33-8876.pdf. Please revise to remove any reference to the outdated form.

Response:

We have removed all references to 10-QSB and replaced them with 10-Q.

Controls and Procedures, page 13

6.

We note that you disclose that your officers conducted an evaluation of your disclosure controls and procedures as of December 31, 2008 and concluded that these were effective. Given that you omitted the required year-to-date financial statements, continue to have outdated accounting policies disclosed, and have not filed the proper form of officer certifications, we do not see support for your assertion.

Therefore unless you have other information that we should consider, we expect that you will need to expand your disclosure to clarify that given these observations, notwithstanding the results of your initial evaluation, your disclosure controls and procedures were not actually effective as of December 31, 2008.

If you subsequently implement disclosure controls and procedures that remedy this condition, and believe again that those are effective, we expect you would need to provide disclosure about the changes that you have made to resolve ineffectiveness.

7.

We note that you have not complied with prior comment 20, concerning your disclosures about changes in internal control over financial reporting. We reissue prior comment 20.

Responses to Comments 6 & 7:

Management was remiss in over-looking the requirement to file the year-to-date financials in the quarter ended December 31, 2008 quarterly filing, incorporated out of date accounting policy disclosures and submitted an incomplete officer certification.  Management has worked with its auditors, Moore and Associates, Chartered, to correct these deficiencies in this amended Form 10-Q, and from hereon.

8.

We note your statement that there were no “significant” changes to your internal controls during the fiscal quarter December 31, 2008. Please revise to state whether there were any changes in your internal controls during the reporting period.

Response:

We amended the Form 10 to represent that there were “no” changes to our internal controls during the quarter December 31, 2008.

Exhibits

9.

The certification you attached as Exhibits 31 does not conform to the requirements of Item 601(b)(31) of Regulation S-K. For example, you have omitted the language pertaining to your responsibility for internal control over financial reporting, required in the introductory section of paragraph 4, and in paragraph 4(b); the representation about the timing of your evaluation indicates you have not complied with Rule 13a-15(b) of Regulation 13A, which requires that you conduct the eva1uation as of the end of each fiscal quarter, rather than within 90 days of that point; you have not provided the assertion about disclosing changes in internal control over financial reporting that is required in paragraph 4(d); and the discussion in your paragraph 6 is no longer appropriate. Please comply with your reporting obligations, including Item 601(b)(31) of Regulation S-K,

Response:

We have re-submitted the Exhibit 31.1 to conform to the requirements of Item 601(b)(31) of Regulation S-K.

We acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your patient consideration.

Sincerely,

/s/ Daymon Bodard

Daymon Bodard

President of Nova

Energy, Inc.

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